UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People’s Republic of China
+86-571-82613568

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Resignation and Appointment of Independent Director

On December 30, 2024, Mr. Zhongxuan Li, an independent director of WORK Medical Technology Group LTD (the “Company”), resigned from the board of directors (the “Board”) and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Nominating and Corporate Governance Committee of the Board, effective December 30, 2024. Mr. Li’s resignation from the Board and the three committees was due to personal reasons.

To fill in the vacancy created by the resignation of Mr. Zhongxuan Li, on January 1, 2025, the Company extended a director offer letter to Mr. Zhenguo Wu, who accepted the offer and signed a consent to act as a director of the Company. On January 9, 2025, the Nominating and Corporate Governance Committee of the Board recommended, and the Board ratified, the appointment of Mr. Zhenguo Wu to serve as an independent director of the Company, a member of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, and as the chairperson of the Nominating and Corporate Governance Committee, effective as of January 1, 2025.

Mr. Wu has legal professional experience. He has been a lawyer at Watson & Band Law Offices since December 2024. From April 2021 to November 2024, he served as the board secretary and general counsel at Xuhang Holdings Ltd. From October 2015 to February 2021, he served as the senior vice president of the investment banking division of Shenwan Hongyuan Securities Underwriting and Sponsoring Co., Ltd. Mr. Wu obtained a bachelor’s degree in English from Tangshan Normal University in 2010 and a master’s degree in law from East China University of Political Science and Law in 2013. Mr. Wu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: January 10, 2025	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

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